NEWS RELEASE

June 9, 2005

Symbols:  TSX-Ven.CDU
AMEX.CDY
FSX.CR5

Cardero Acquires Peruvian Iron Sands Project

Cardero Resource Corp. (“Cardero” or “The Company”) is pleased to announce the acquisition of a 25,000-hectare (250 km²) iron (magnetite) sand property near the city of Nazca in the desert coastal region of southern Peru.  The property is located approximately 45 km northeast of the port of San Juan, close to the large Marcona iron mine (approximate resource of 1.4Bt @ 54% iron), the Mina Justa copper deposit (inferred resource of 218Mt @ 0.8% copper), and to Cardero’s Pampa de Pongo iron deposit.

In 1974 the Peruvian Ministry of Energy and Mines originally highlighted the iron sand potential of the area as part of a nationwide iron inventory study.  Geologically, the large property is comprised of magnetite (iron)-bearing sands consisting of active dune fields and a large Quaternary basin containing a thick sequence of friable sands with visible magnetite throughout many of the exposures.  The main active dune field covers an area of approximately 150 km² (15,000 hectares), while the Quaternary basin, which flanks the main dune field, is approximately 100 km² in size.

Preliminary sampling by Cardero indicates that the magnetic fraction for active dune material ranges between 0.7% and 21.24 weight percent (wt. %) magnetite and averages approximately 11.0 wt. %.  Samples of Quaternary sand returned magnetic fractions ranging between 1.62 and 13.59 wt. %, averaging about 7.7 wt. % magnetite.  Assays of the magnetic concentrates showed fairly uniform values of approximately: 61.5% iron (Fe), 4.3-6.41% titanium oxide (TiO2), 0.2-0.28% phosphate (P2O5), 2.41-4.34% silica (SiO2), 1.22-1.82% alumina (Al2O3), 0.61-1.14% magnesium (MgO), 0.4-0.55% manganese (MnO) and 0.01% sulphur (S).

Mineralogical and metallurgical testing has been performed on a 65 kg sample that has been submitted to SGS Lakefield Research Limited in Ontario, Canada.  The concentrate produced from these tests and a 100 kg sample of rough concentrate from the Peruvian concessions were sent to Midrex / Kobe Steel Technologies in Charlotte, North Carolina, for FASTMET® / FASTMELT® testing to determine the feasibility of producing hot Direct Reduced Iron (DRI).

Final test results will be available in the next few weeks.  Contingent on these results, Cardero will proceed to design a sampling program in conjunction with an iron sands sampling specialist to screen this large area in a timely and cost-effective manner.

“This type of project has numerous encouraging aspects,” stated Henk Van Alphen, president of Cardero. “An excellent operating environment, proximity to the Peruvian power grid and long term natural gas supply, the Pan American highway, as well as an established deep water, iron exporting facility in an area with mining history and an experienced work force.  Finally, due to its relative proximity to the Asian markets, any potential project should enjoy significantly lower shipping costs when compared to more distant iron producers”.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

The work program is supervised by Gary D. Belik, P. Geo. who is responsible for all geological aspects of the work and Lorne Hunter (B.Sc. Mining Engineering) is responsible for all engineering aspects of the work.

Cardero is pleased to announce that its partner Anglo American plc has informed the Company that the drilling permits for Baja California Norte are being reviewed by the appropriate Mexican government departments.  An announcement will be issued when drilling begins.

The Company further announces that pursuant to its Stock Option Plan, it has granted incentive stock options to certain officers, employees and consultants, of up to an aggregate 400,000 shares in the capital stock of the Company.  The options are exercisable on or before June 9, 2007 at a price of $3.25 per share.  The Stock Option Plan was approved by the members of the Company at the Annual General Meeting held on April 15, 2005.

The Company is well financed with over $18 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper and iron ore-copper-gold (IOCG) projects, which will ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program result, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This press release is not an offer to buy or sell securities in the United States.